

May 15, 2019

By E-Mail

Andrew M. Freedman
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re:** **MiMedx Group, Inc.**
> **Preliminary Proxy Statement filed by Prescience Partners, LP, Prescience Point Special Opportunity LP, Prescience Capital, LLC, Prescience Investment Group, LLC, Eiad Asbahi, Richard J. Barry, M. Kathleen Behrens Wilsey, Ph.D., Melvin L. Keating, and K. Todd Newton**
> **Filed May 9, 2019**
> **File No. 001-35887**

Dear Mr. Freedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Cover Letter

1. We note your disclosure that the board has jeopardized the company's potential "by years of ineffective oversight…in addition to alleged wrongdoing by former members of [the company's] management." Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion referenced above. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

2. We refer to comment 1 in our May 9, 2019 letter. We note that similar statements to

those previously referenced are included in the preliminary proxy statement. Please consider including the requested support in the proxy statement or a cross-reference to where the information appears.

3.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that your nominees have "demonstrated experience, knowledge and ability to address the long-term value destruction that has occurred during the tenure of the current Board and former management team."

Incorporation by Reference, page 22

4.   We note that you refer security holders to the company's proxy statement for certain specified disclosure. Please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions